Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital

5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Australia: Total increases its stake in Ichthys to 30%

Paris, July 12, 2012 - Total today announced that it has acquired an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. Total’s overall equity stake in the Ichthys LNG project grows from 24% to 30%.

The acquisition does not impact any of the LNG offtake agreements with the entire annual production of LNG (8.4 million tons per annum) having already been sold for 15 years. Total, through its gas trading subsidiary, will purchase 0.9 million tons per year of this LNG.

“We are delighted to have increased our stake which demonstrates our confidence in this world class Ichthys LNG project. This further enhances our presence in Australia and our position as supplier in the Asian LNG market, the fastest growing market offering high value prices linked to oil. This move also consolidates Total’s strategy as a leading LNG player.” declared Yves-Louis Darricarrère, President of Total Exploration & Production.

The transaction remains subject to Australian Authorities approval.

The Ichthys LNG Project

Total and INPEX announced the final investment decision (FID) for the $34 billion dollar Ichthys liquefied natural gas project in Australia in January 2012. The project will develop approximately 3 billion barrels oil equivalent of reserves, including around 500 million barrels of condensate. The LNG plant ground breaking ceremony took place on May 18, 2012 in Darwin in the presence of Australia’s Prime Minister. First production is expected by the end of 2016.

Total and INPEX have a long and successful history of working together all around the world. Total brings to this world-scale project its technical expertise and best-in-class competencies in the management of very large projects.

The Ichthys LNG project consists of the development of the Ichthys gas and condensate field offshore North West Australia (lying in 260 metres of water depth) and the construction of an 889 kilometers gas transmission pipeline together with an onshore LNG plant near Darwin in the Northern Territory.

The offshore facilities will consist of a subsea multi wells development connected to a central processing facility (CPF) for gas treatment and a floating processing, storage and offloading (FPSO) vessel for condensates. The CPF and the FPSO will both be one of the largest in the world.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital

5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Onshore installations will consist of two LNG trains with a capacity of 4.2 million tons per year each and facilities for the extraction and the export of LPGs and condensate. In addition to its LNG production, the Ichthys LNG project is expected to generate 1.6 million tons per year of LPGs and 100,000 barrels of condensate a day at peak.

Total Exploration & Production in Australia

Total E&P has been present in Australia since 2005 and has interests in seven offshore exploration licenses – three of which it operates – in the Browse, Vulcan and Bonaparte Basins on the northwest shelf.

In addition to the Ichthys LNG project, Total has, in Queensland, a 27.5% interest alongside Santos, Petronas and Kogas in the GLNG Coal Seam Gas to LNG project launched in early 2011. The GLNG project consists of the development of coal seam gas fields, the construction of a 420 kilometers gas transmission pipeline and of a liquefaction plant of 7.2 million tons per year. First LNG is expected in 2015.

Total’s commitment to Western Australia and Northern Territory

In Australia, as in all countries where Total is present, the Group is committed to the safety of the people working on its projects and strives to minimize its environmental footprint as part of its concern for sustainable development. The Ichthys LNG project will be implemented in a manner consistent with Total’s core values.

Total and LNG

Total is a leading producer in the LNG sector, with strong and diversified positions along the LNG chain. Total is active in most of the major LNG producing regions as well as main LNG markets and continues to develop LNG as a key component of its growth strategy.

In addition to Australia, the Group has interests in LNG projects in Indonesia, Nigeria, Norway, Oman, Qatar, the United Arab Emirates, Yemen, Angola, and Russia.

The Group has also secured long-term access to LNG re-gasification capacity located in key LNG markets.

Total is developing trading, marketing and logistics businesses to offer its natural gas and LNG production directly to customers. This LNG portfolio allows Total to supply its main customers worldwide with gas, while retaining a certain degree of flexibility to seize market opportunities.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com